SIMPSON THACHER & BARTLETT LLP

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July 9, 2008

VIA COURIER AND EDGAR

Re:	Marathon Acquisition Corp. and GSL Holdings, Inc.
Joint Proxy Statement on Schedule 14A/Registration
Statement on Form F-4
File No. 333-150309

Max A. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Webb:

On behalf of Marathon Acquisition Corp, a Delaware corporation (“Marathon”), GSL Holdings, Inc., a Marshall Islands corporation (“GSL Holdings”), and Global Ship Lease, Inc., a Marshall Islands corporation (“Global Ship Lease” and, collectively with Marathon and GSL Holdings, the “company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Joint Proxy Statement/Registration Statement in connection with the proposed merger of Marathon, GSL Holdings and Global Ship Lease, marked to show changes from Pre-Effective Amendment No. 3 to the Joint Proxy Statement/Registration Statement as filed on July 3, 2008 (File No. 333-150309). The Joint Proxy Statement/Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission	-2-	July 9, 2008

In addition, we are providing the following responses to your comment letter, dated July 8, 2008, regarding the Joint Proxy Statement/Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4 to the Joint Proxy Statement/Registration Statement. The responses and information described below are based upon information provided to us by Marathon or Global Ship Lease.

Securities and Exchange Commission	-3-	July 9, 2008

General

1.	We note your response to our prior comment 1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, we will not issue any further comments on the issues identified in our prior letter at this time.

The company acknowledges the Staff’s comment.

What is the anticipated dividend policy after the Merger?, page v

2.	Please revise the third paragraph to quantify the anticipated “small portion” of the third and fourth quarter 2008 dividends, if possible. A range of numbers would be acceptable. Provide similar disclosure for the “substantial” return of capital component of the starting dividend. Also, please include a risk factor about the risk that investor looking for income rather than a mix of income and return of capital might not be happy with the returns you plan or tell us why such a risk factor is not needed.

In response to the Staff’s comment, the company has revised the language on pages v, 46 and 125 to include the ranges of percentages of dividends anticipated to be paid in 2008, 2009 and 2010 that will represent a return of capital. The company has also added a risk factor on page 38 in accordance with the Staff’s comment.

* * * * * * * * * *

Please do not hesitate to call Edward J. Chung at (212) 455-3023 or Jacob Kleinman at (212) 455-2498 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

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